UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-12977

(Check one)

Form 10-K and Form 10-KSB	Form 11-K

Form 20-F	Form 10-Q and Form 10-QSB	Form N-SAR

For period ended:     December 31, 2001

   Transition Report on Form 10-K and Form 10-KSB

   Transition Report on Form 20-F

   Transition Report on Form 11-K

   Transition Report on Form 10-Q and Form 10-QSB

   Transition Report on Form N-SAR

For the transition period ended:   _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________________________________

PART I
PART II
PART III
PART IV

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	IMPSAT Fiber Networks, Inc.

IMPSAT S.A.

Former Name if Applicable:	N/A

Address of principal executive	Alférez Pareja 256 (1107)

office (Street and Number):	Buenos Aires, Argentina

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Timely filing of the registrants’ Form 10-K was precluded because of the ongoing severe economic and political crisis in Argentina, including the following measures recently adopted by the Argentine government in response to the crisis: (i) the floating and subsequent devaluation of the Argentine currency against the U.S. dollar; (ii) the system for freezing certain deposits in the financial system; and (iii) mandatory conversion of monetary obligations arising from agreements subject to Argentine law, denominated in foreign currency and existing as of January 6, 2002, into monetary obligations denominated in Argentine currency. The registrants are still analyzing the impact of these events on their financial statements and their prospective financial condition and results of operations.

2

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Name: Guillermo Jofré

Area code and telephone number: 011-5411-5170-0000

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

Yes	No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

During 2001, in connection with an ongoing review of its business plan, cash flow and liquidity position, and the economic environment in Latin America, IMPSAT Fiber Networks, Inc. (the “Company”) determined that its long-lived assets primarily related to its telecommunication infrastructure were likely impaired. Accordingly, in the third quarter of 2001, the Company recorded a one-time, non-cash impairment charge of $234.7 million. In connection with the events described in Part III, above, the Company is assessing, among other things, whether and the extent to which it should increase this impairment charge for 2001.

3

IMPSAT Fiber Networks, Inc.
IMPSAT S.A.
(Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2002

By:	/s/ Guillermo Jofré

Guillermo Jofré

Chief Financial Officer IMPSAT Fiber Networks, Inc.

Finance Manager IMPSAT S.A.